UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Amendment No. 16

Under the Securities Exchange Act of 1934

Internet Gold - Golden Lines Ltd.
(Name of Issuer)

Ordinary Shares, NIS 0.01 Par Value per Share
(Title of Class of Securities)

M 56595 10 7
(CUSIP Number)

Steven J. Glusband
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
                                       (212) 238-8605
(Name, Address and Telephone Number of Person Authorized
To Receive Notices and Communications)

September 29, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M 56595 10 7
1	NAME OF REPORTING PERSON: Eurocom Communications Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 14,164,929 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 14,164,929 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,164,929 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.76%**
14	TYPE OF REPORTING PERSON: CO

* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications Ltd, or Eurocom Communications, and Eurocom Holdings (1979) Ltd., or Eurocom Holdings, are the beneficial owners of 14,164,929 ordinary shares of the Issuer that are held directly by Eurocom Communications. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). Eurocom Communications is 99.33% owned by Eurocom Holdings. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record by Eurocom Communications.

** Based on 19,203,186 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 5,862,615 Ordinary Shares held as treasury stock) as of September 29, 2014.

CUSIP No. M 56595 10 7
1	NAME OF REPORTING PERSON: Eurocom Holdings (1979) Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 14,164,929 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 14,164,929 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,164,929 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.76%**
14	TYPE OF REPORTING PERSON: CO

* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications and Eurocom Holdings are the beneficial owners of 14,164,929 ordinary shares of the Issuer that are held directly by Eurocom Communications. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). Eurocom Communications is 99.33% owned by Eurocom Holdings. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record by Eurocom Communications.

** Based on 19,203,186 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 5,862,615 Ordinary Shares held as treasury stock) as of September 29, 2014.

CUSIP No. M 56595 10 7
1	NAME OF REPORTING PERSON: Shaul Elovitch I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 14,200,122 Ordinary Shares *
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 14,200,122 Ordinary Shares *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,200,122 Ordinary Shares *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.95%**
14	TYPE OF REPORTING PERSON: IN

* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications and Eurocom Holdings are the beneficial owners of 14,164,929 ordinary shares of the Issuer that are held directly by Eurocom Communications. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). Eurocom Communications is 99.33% owned by Eurocom Holdings. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record by Eurocom Communications.  Mr. Shaul Elovitch may also deemed to be the beneficial owner of 26,893 ordinary shares held of record by his wife, Mrs. Iris Elovitch. In addition, the above includes 8,300 shares that are held by other family members of Mr. Shaul Elovitch.

** Based on 19,203,186 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 5,862,615 Ordinary Shares held as treasury stock) as of September 29, 2014.

CUSIP No. M 56595 10 7
1	NAME OF REPORTING PERSON: Yossef Elovitch I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 14,164,929 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 14,164,929 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,164,929 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.76%**
14	TYPE OF REPORTING PERSON: IN

* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications and Eurocom Holdings are the beneficial owners of 14,164,929 ordinary shares of the Issuer that are held directly by Eurocom Communications. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). Eurocom Communications is 99.33% owned by Eurocom Holdings. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record by Eurocom Communications.

** Based on 19,203,186 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 5,862,615 Ordinary Shares held as treasury stock) as of September 29, 2014.

Item 1.    Security and Issuer.

This Amendment No. 16 (the “Amendment”) is filed by Eurocom Communications, Eurocom Holdings, Mr. Shaul Elovitch and Mr. Yossef Elovitch (collectively, “the “Reporting Persons”) pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends the initial Statement on Schedule 13D filed by the Reporting Persons on June 17, 2005, Amendment No. 1 filed on August 3, 2005, Amendment No. 2 filed on May 17, 2007, Amendment No. 3 filed on February 12, 2009, Amendment No. 4 filed on December 1, 2009, Amendment No. 5 filed on December 21, 2009, Amendment No. 6 filed on January 21, 2010, Amendment No. 7 filed on May 11, 2010, Amendment No. 8 filed on September 7, 2010, Amendment No. 9 filed on November 26, 2010, Amendment No. 10 filed on December 28, 2010, Amendment No. 11 filed on May 23, 2011, Amendment No. 12 filed on June 3, 2011, Amendment No. 13 filed on June 6, 2011, Amendment No. 14 filed on September 8, 2011, and Amendment No. 15 filed on September 2, 2014 (the initial Schedule 13D and together with the Amendments, the “Statement”). The Statement relates to the ordinary shares, nominal par value NIS 0.01 per share (“Ordinary Shares”) of Internet Gold-Golden Lines Ltd. (the “Issuer”), an Israeli company whose principal executive offices are located at 2 Dov Friedman Street, Ramat-Gan, 5250301, Israel.

Item 2.    Identity and Background.

ITEM 5 OF THE STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

The Statement is being filed by the Reporting Persons.

Mr. Shaul Elovitch, a citizen of Israel, serves as the Chairman of the board of directors of Eurocom Communications and Eurocom Holdings, and serves as the Chairman of the board of directors of the Issuer. Mr. Shaul Elovitch’s business address is 2 Dov Friedman Street, Ramat Gan 5250301, Israel. Mr. Shaul Elovitch is the brother of Mr. Yossef Elovitch.

Mr. Yossef Elovitch, a citizen of Israel, serves as director of Eurocom Communications and Eurocom Holdings, and of the Issuer. Mr. Yossef Elovitch’s business address is 2 Dov Friedman Street, Ramat Gan 5250301, Israel. Mr. Yossef Elovitch is the brother of Mr. Shaul Elovitch.

Eurocom Communications is a privately held company incorporated under the laws of the State of Israel. Eurocom Communications is primarily engaged in the telecommunications business. The address of its principal office is 2 Dov Friedman Street, Ramat Gan 5250301, Israel. Eurocom Communications is 99.33% owned by Eurocom Holdings. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch.

Eurocom Holdings is a privately held holding company incorporated under the laws of the State of Israel.  The address of its principal office is 2 Dov Friedman Street, Ramat Gan 5250301, Israel.  Eurocom Holdings is 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares.

During the last five years, none of the Reporting Persons or, any of the directors and executive officers of the respective corporations listed on Schedule 1 hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

ITEM 3 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

Since the last reported 13D/A, the Reporting Persons sold an aggregate of 500,000 Ordinary Shares of the Issuer effected in a private transaction on the Tel Aviv Stock Exchange. The aggregate sales price for such 500,000 Ordinary Shares was New Israeli Shekels 15,250,000 (approximately $4,144,022).

Item 4.    Purpose of Transaction.

ITEM 4 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

The 500,000 Ordinary Shares sold by Eurocom Communications since the last reported 13D/A were sold to provide for funds to be used for general corporate purposes. The Reporting Persons currently do not have any plan or proposal, which relates to or would result in:

(i)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than purchases in the normal course of business;

(ii)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(iii)	A sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(iv)	Any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

(v)	Any material change in the present capitalization or dividend policy of the Issuer;

(vi)	Any other material change in the Issuer's business or corporate structure;

(vii)	Changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

(viii)
A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(x)	Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

ITEM 5 OF THE STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

(a) and (b)

The Reporting Persons are the beneficial owners of 14,164,929 Ordinary Shares of the Issuer held of record by Eurocom Communications, which constitute approximately 73.76% of the Ordinary Shares of the Issuer issued and outstanding on September 29, 2014. The Reporting Persons have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 14,164,929 Ordinary Shares of the Issuer held of record by Eurocom Communications.

In addition, Mr. Shaul Elovitch may also deemed to be the beneficial owner of 26,893 ordinary shares held of record by his wife, Mrs. Iris Elovitch. In addition 8,300 shares are held by other family members of Mr. Shaul Elovitch. Mr. Shaul Elovitch and Mrs. Elovitch may be deemed to have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 26,893 Ordinary Shares of the Issuer held of record by Mrs. Elovitch.

(c)        The following table sets forth all of the transactions in the Ordinary Shares of the Issuer effected by the Reporting Persons since the last reported 13D/A. All such Ordinary Shares were sold by Eurocom Communications Ltd. in a private transaction.

Price Per Share	Number of Ordinary Shares Sold	Date of Sale
(NIS)
30.50	500,000	29/9/2014

Except for such transaction, the Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer from the last reported 13D/A.

(d)        No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5, other than with respect to the Ordinary Shares held of record by Mrs. Iris Elovitch and the other family members mentioned above.

(e)         Not applicable.

Item 7.    Material to be filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2014

/s/ Shaul Elovitch
Mr. Shaul Elovitch

/s/ Yossef Elovitch
Mr. Yossef Elovitch

Eurocom Communications Ltd

/s/ Shaul Elovitch
Name:  Shaul Elovitch
Title:    Chairman

Eurocom Holdings (1979) Ltd.

/s/ Shaul Elovitch
Name:  Shaul Elovitch
Title:    Chairman

Schedule 1

List of Officers and Directors

Eurocom Communications Ltd.

Name	Position
Shaul Elovitch	Chairman of the Board of Directors
Yossef Elovitch	Director
Amikam Shorer	Vice Chairman
Reuben Sgan-Cohen	Executive Vice President
Or Elovitch	CEO
Felix Cohen	Chief Financial Officer
Doron Turgeman	CFO
Ami Barlev	VP and General Counsel

Eurocom Holdings (1979) Ltd.

Name	Position
Shaul Elovitch	Chairman of the Board of Directors
Yossef Elovitch	Director